[CapTerra Letterhead]

December 15, 2008

Mr. Jorge Bonilla
Senior Staff Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Capterra Financial Group, Inc., formerly known as Across America Real Estate Corp. (the Company) Form 10-KSB for the Year Ended December 31, 2007 File Number: 0-50764

Dear Mr. Bonilla;

This is in response to your November 3, 2008 to the Company. The paragraph numbers correspond to the paragraph numbers of your letter.

General

1. As requested in your comment letter, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements and Notes

Note 8-Income Taxes, page F-17

2. We understand the SEC’s concern that “...cumulative losses, by its nature are among the most objectively verifiable types of negative or positive evidence and therefore carry more weight than evidence that embodies some degree of subjectivity.” We would point out that there are several components to our cumulative losses which were weighted differently based on their objectivity and likelihood to continue going forward in order to achieve an overall weighting for the cumulative losses. As stated before, a large portion of our losses were created from the ownership risk on projects which is substantially reduced on our project model going forward.

Our cumulative pre-tax losses since the first quarter of 2006 have been primarily due to lower than expected gross margins and higher than expected expenses. The three major components of our expenses are selling, general and administrative expense, interest expense and impairment expense. While we believe selling, general and administrative and interest expense will decrease going forward, we would agree with the premise that these components are objectively verifiable. We would argue however, that our impairment expense contains a degree of subjectivity because it is based on management’s estimate of the fair value of these specific properties based upon the current market. Of these primary expense categories, impairment expense represented 32.5% as of December 31, 2007 and approximately 30% as of June 30, 2008.

Our decisions related to the recognition of a valuation allowance for the year ended December 31, 2007 and the quarter ended June 30, 2008 were based upon the facts and circumstances as they existed at those points in time. As mentioned above one of the factors contributing to our losses during this time was our estimate of the fair value of our properties. While we are comfortable with our methodology in estimating the fair values of our properties that resulted in impairment charges taken during these periods, it is important to remember that they are still estimates based upon then current market conditions. Certain market conditions have continued to deteriorate subsequent to these dates which were not taken into account during those reporting periods. We were concerned that taking too aggressive of a stance on a valuation allowance for our deferred tax asset would compound the reversing entries if, in fact we were able to sell our portfolio at levels higher than their current carrying values. As of September 30, 2008 18% of the cumulative impairments taken were represented by properties that have been sold where the losses were realized, and 82% were represented by properties that remain in our portfolio and are still considered an estimate.

We would also take the opportunity to point out that the severe disruption in the credit markets during the third quarter had a significant effect on commercial real estate values and resulted in further declines in the values of several of our properties. These facts were unknown at the time of the filings referred to in your letter. During the quarter ended September 30, 2008 we did recognized another $4.2 million in impairment expense. Based on the increased size of our cumulative losses we increased the weighting of that as a negative factor and added the disruption of the credit markets as an additional negative factor to determine that a valuation allowance was now appropriate and determined that an allowance of $2 million for our deferred tax asset was adequate based upon these new factors which were considered.

After the effect of the valuation allowance the Company’s deferred tax asset is $3.36 million as of September 30, 2008, which still represents an increase over the previous quarter; however, based on our analysis of the positive and negative factors, management believes that it is more likely than not that we will be able to utilize the full amount of the asset well before our tax carryforwards expire. That said, we also recognize that it wouldn’t be prudent to let the deferred tax asset increase as we continue to realize net operating losses into 2009. We will continue to analyze our deferred tax asset on a quarterly basis and will increase our valuation allowance if future losses are incurred above and beyond our current expected levels, taking into account the turn to profitability in 2010. In other words, we will continue to monitor the company’s performance in relation to our new business plan and anticipated income levels and how that performance effects our realization of our deferred tax asset in the future.

3. As of September 30, 2008 our net operating loss carryforward is $7,414,847 of which the future tax benefit is $2,891,790. Our tax loss carryforwards will begin to expire after 2025.

Certifications

4. The Company has provided the additional language in the Certifications. This is to confirm that we will file future certifications in the exact form outlined in Item 601(B)(31)(i) of Regulation S-K.

If you have any additional questions, do not hesitate to contact the undersigned at (303) 893-1003.

Very truly yours,

James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.